6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

July 1, 2011

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:          Overstock.com, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed October 29, 2010

File No. 000-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2011, with respect to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed with the Commission on October 29, 2010, File No. 000-49799.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We would like to thank the Staff for its time on this matter.

1.              We read your response to our prior comment one and your proposed disclosure with regard to the reduction in your allowance for sales returns in the fourth quarter of 2009 which is now $3 million. We do not believe your proposed disclosure you intend to make in the Form 10-Q for the quarter ended June 30, 2011 is fully transparent in describing the key changes made to your processes and systems in 2008 and 2009 or the high return allowance at December 31, 2007. In this regard, please ensure your disclosure prominently addresses the following in addition to what you currently propose:

•                  Please specifically state you had a change in estimate during the fourth quarter of fiscal 2009 and indicate GAAP supports accounting for changes in estimates on a prospective basis, and provide the full disclosures set forth in FASB ASC 250-10-50- 4. Further, please quantify the effect of the reduction in your allowance on your fiscal 2009 full year results.

•                  Discuss the specific reasons for the change in estimate in the fourth quarter of 2009.

•                  Disclose the time period over which your actual returns have differed significantly from your estimates and discuss the improvements you have made to refine your estimates. In this regard, please address the difference between your estimated and actual returns at December 31, 2007, 2008 and 2009.

We propose to include the following modified disclosure in our Form 10-Q for the quarter ended June 30, 2011, under both Notes to the Unaudited Consolidated Financial Statements and Management’s Discussion and Analysis Of Financial Condition and Results Of Operations:

“Sales returns allowance

We inspect all returned items when they arrive at our processing facility. We refund the full cost of the merchandise returned and all original shipping charges if the returned item is defective or we or our fulfillment partners have made an error, such as shipping the wrong product.

If the return is not a result of a product defect or our fulfillment partners’ error and the customer initiates a return of an unopened item within 30 days of delivery, for most products we refund the full cost of the merchandise minus the original shipping charge and actual return shipping fees. However, we reduce refunds for returns initiated more than 30 days after delivery or that are received at our returns processing facility more than 45 days after initial delivery.

If our customer returns an item that has been opened or shows signs of wear, we issue a partial refund minus the original shipping charge and actual return shipping fees.

Revenue is recorded net of estimated returns. We record an allowance for returns based on current period revenues and historical returns experience. We analyze actual historical returns, current economic trends and changes in order volume and acceptance of our products when evaluating the adequacy of the sales returns allowance in any accounting period. ~~Our actual product returns have not differed materially from our estimates.~~ During the three months ended December 31, 2009, we had a change in estimate for our sales returns allowance that reduced the allowance by approximately $3.0 million from the prior quarter-end balance and $3.2 million from the prior year-end balance that was recorded in accordance with ASC 250 “Accounting Changes and Error Corrections” on a prospective basis. The change in estimate for our sales returns allowance had the following impact on our financial results for the three and twelve months ended December 31, 2009 (amounts in thousands, except per share data):

	Three Months Ended	Twelve Months Ended
	December 31, 2009	December 31, 2009
	$ Change	$ Change
Revenue, net	$2,995	$3,208
Gross profit	752	805
Income from continuing operations before income taxes	752	805
Net income	752	805
Net income attributable to common shares - basic	$0.04	$0.04
Net income attributable to common shares - diluted	$0.04	$0.03

The reasons for the change in estimate in the fourth quarter of 2009 were as follows. We made improvements to our information systems during 2008 and 2009 that enabled enhanced reporting and analysis of our returns data used in the estimation process. In early 2009, we implemented initiatives to reduce overall return rates in several of our product categories. In September 2009, we entered into a new master supplier agreement with our fulfillment partners that provided financial incentives for suppliers to reduce returns. These initiatives resulted in a sustained decrease in our product return trends resulting in the change in estimate of sales returns allowance during the three months ended December 31, 2009.

Although we believe that our estimates, assumptions, and judgments are reasonable, actual results have historically differed from our estimates. Based on our actual returns experience through June 30, 2011, had our estimated returns equaled our actual returns, our net loss would have decreased approximately $1.5 million for the year ended December 31, 2007, our net loss would have increased approximately $725,000 for the year ended December 31, 2008, and our net income would have decreased approximately $805,000 for the year ended December 31, 2009. Based on the improvements and initiatives discussed above, we believe that our estimates, assumptions and judgments have improved and our actual product returns have not differed materially from our estimates at December 31, 2010 and March 31, 2011. ~~For example, during the quarter ended December 31, 2009, we revised our estimated sales return allowance based upon the actual returns information reasonably available at that time and reduced the allowance by approximately $3.0 million from the prior quarter-end balance, which increased revenues by approximately $3.0 million (0.9%), gross profit by approximately $750,000 (1.4%), and net income by approximately $750,000 (5.9%) for the quarter ended December 31, 2009.”~~

We propose to include similar language, as well as a discussion of the impact on 2009 gross profit in the discussion of results of operations within MD&A, in our 2011 Form 10-K.

At your request the Company acknowledges that:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.